Exhibit 12.3

Dominion Energy Gas Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Six Months Ended June 30, 2017	Twelve Months Ended June 30, 2017	2016	2015	2014	2013	2012
Earnings, as defined:
Income from continuing operations before income tax expense	$287	$563	$607	$740	$846	$762	$747
Distributed income from unconsolidated investees, less equity in earnings	—	(2)	—	(3)	(1)	(2)	2
Fixed charges included in income	57	114	109	86	39	43	65
Total earnings, as defined	$344	$675	$716	$823	$884	$803	$814

Fixed charges, as defined:
Interest charges	$51	$102	$97	$74	$28	$30	$51
Rental interest factor	6	12	12	12	11	13	14
Total fixed charges, as defined	$57	$114	$109	$86	$39	$43	$65

Ratio of Earnings to Fixed Charges	6.04	5.92	6.57	9.57	22.67	18.67	12.52